UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 5)

Under the Securities Exchange Act of 1934

LAS VEGAS SANDS CORP.
(Name of Issuer)
Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

517834107
(CUSIP Number)

Ira H. Raphaelson, Esq. c/o Las Vegas Sands Corp. 3355 Las Vegas Boulevard South Las Vegas, Nevada 89109 (702) 414-1000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 3, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 517834107	SCHEDULE 13D	Page 2 of 12

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sheldon G. Adelson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 65,892,774
	8	SHARED VOTING POWER 12,566,710
	9	SOLE DISPOSITIVE POWER 65,845,040
	10	SHARED DISPOSITIVE POWER 12,566,710
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 78,459,484
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%1
14	TYPE OF REPORTING PERSON IN

1	Based upon a total of 806,508,777 shares of Common Stock outstanding on June 3, 2014.

CUSIP No. 517834107	SCHEDULE 13D	Page 3 of 12

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Miriam Adelson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States/Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 308,874,022
	8	SHARED VOTING POWER 12,566,710
	9	SOLE DISPOSITIVE POWER 108,529,715
	10	SHARED DISPOSITIVE POWER 12,566,710
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 341,771,319
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.4%2
14	TYPE OF REPORTING PERSON IN

2	Based upon a total of 806,508,777 shares of Common Stock outstanding on June 3, 2014.

CUSIP No. 517834107	SCHEDULE 13D	Page 4 of 12

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Irwin Chafetz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 26,029,287
	8	SHARED VOTING POWER 11,585,862
	9	SOLE DISPOSITIVE POWER 5,737,363
	10	SHARED DISPOSITIVE POWER 11,585,862
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,655,119
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%3
14	TYPE OF REPORTING PERSON IN

3	Based upon a total of 806,508,777 shares of Common Stock outstanding on June 3, 2014.

CUSIP No. 517834107	SCHEDULE 13D	Page 5 of 12

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Timothy D. Stein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,014,998
	8	SHARED VOTING POWER 13,369,953
	9	SOLE DISPOSITIVE POWER 6,693
	10	SHARED DISPOSITIVE POWER 18,378,258
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,384,951
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.3%4
14	TYPE OF REPORTING PERSON IN

4	Based upon a total of 806,508,777 shares of Common Stock outstanding on June 3, 2014.

CUSIP No. 517834107	SCHEDULE 13D	Page 6 of 12

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON General Trust under the Sheldon G. Adelson 2007 Remainder Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 87,718,919
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 87,718,919
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 87,718,919
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.9%5
14	TYPE OF REPORTING PERSON OO

5	Based upon a total of 806,508,777 shares of Common Stock outstanding on June 3, 2014.

CUSIP No. 517834107	SCHEDULE 13D	Page 7 of 12

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON General Trust under the Sheldon G. Adelson 2007 Friends and Family Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 87,718,918
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 87,718,918
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 87,718,918
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.9%6
14	TYPE OF REPORTING PERSON OO

6	Based upon a total of 806,508,777 shares of Common Stock outstanding on June 3, 2014.

CUSIP No. 517834107	SCHEDULE 13D	Page 8 of 12

Item 1.	Security and Issuer.

This Amendment No. 5 (this “Amendment”) amends the Schedule 13D filed on November 24, 2008, as previously amended by Amendment No. 1 thereto filed on January 16, 2009, Amendment No. 2 thereto filed on April 2, 2009, Amendment No. 3 thereto filed on November 18, 2011 and Amendment No. 4 thereto filed on March 5, 2012 (such Schedule 13D, as amended by Amendments No. 1, No. 2, No. 3 and No. 4 thereto, the “Schedule 13D”), which relates to the common stock, par value $0.001 per share (the “Common Stock”), of Las Vegas Sands Corp., a Nevada corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 3355 Las Vegas Boulevard South, Las Vegas, Nevada 89109.  All items not described herein remain as previously reported in the Schedule 13D, and all capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the Schedule 13D.

Sheldon G. Adelson (“Mr. Adelson”), Dr. Miriam Adelson (“Dr. Adelson”), Irwin Chafetz (“Mr. Chafetz”), Timothy D. Stein, Esq. (“Mr. Stein”), the General Trust under the Sheldon G. Adelson 2007 Remainder Trust (the “Remainder Trust”) and the General Trust under the Sheldon G. Adelson 2007 Friends and Family Trust (the “Friends and Family Trust,” and, together with Mr. Adelson, Dr. Adelson, Mr. Chafetz, Mr. Stein and the Remainder Trust, the “Reporting Persons”), constitute a “group” that, as of the date hereof, collectively beneficially owns approximately 431,787,714 shares of Common Stock, or 53.54%, of the Issuer’s 806,508,777 shares of Common Stock outstanding as of June 3, 2014 (the “Outstanding Common Stock”) for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934.  This Amendment is being filed to report an increase of 1.02% in the percentage of aggregate number of shares of Common Stock owned by the Reporting Persons since the previously filed Schedule 13D as a result of (i) a decrease in the number of outstanding shares of Common Stock pursuant to a publicly disclosed stock repurchase program by the Issuer and (ii) an increase in beneficial ownership by the Reporting Persons due to grants and/or vesting of equity awards to certain of the Reporting Persons under the Issuer’s equity plan.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended by adding the text below to the end of Item 3 of the Schedule 13D.

This Amendment is being filed to report an increase of 1.02% in the percentage of aggregate number of shares of Common Stock owned by the Reporting Persons since the previously filed Schedule 13D as a result of (i) a decrease in the number of outstanding shares of Common Stock pursuant to a publicly disclosed stock repurchase program by the Issuer and (ii) an increase in beneficial ownership by the Reporting Persons due to grants and/or vesting of equity awards to certain of the Reporting Persons under the Issuer’s equity plan.

In addition, since the last amendment to this Schedule 13D, there have also been changes in beneficial ownership of shares of Common Stock by the individual Reporting Persons due to (i) the transfer of shares of Common Stock held by trusts for the benefit of members of the Adelson family to Mr. Adelson, Dr. Adelson or other trusts for the benefit of members of the Adelson family or (ii) the change in composition of the trustees of various trusts for the benefit of members of the Adelson family.  These changes did not affect the aggregate number of shares of Common Stock beneficially owned by the Reporting Persons as a group.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended by the deletion of the text thereof in its entirety and its replacement with the following:

(a)

Incorporated by reference from Item 11 of the cover page of each Reporting Person. In addition, each Reporting Person may be deemed to beneficially own the shares of Common Stock beneficially owned by the other Reporting Persons. The share ownership reported herein does not include shares of Common Stock beneficially owned by the other Reporting Persons.

CUSIP No. 517834107	SCHEDULE 13D	Page 9 of 12

(b)

Mr. Adelson beneficially owns an aggregate of 78,459,484 shares of Common Stock (approximately 9.7% of the Outstanding Common Stock).  Of these shares, (i) 65,845,040 shares are owned directly by Mr. Adelson, (ii) 47,734 shares are unvested shares of restricted Common Stock owned directly by Mr. Adelson and (iii) 12,566,710 shares are held by an entity as described below.

Mr. Adelson has sole voting control over 65,892,774 shares of Common Stock, of which 65,845,040 shares are owned directly by Mr. Adelson and 47,734 shares are unvested shares of restricted Common Stock owned directly by Mr. Adelson.  Mr. Adelson has shared voting control over 12,566,710 shares of Common Stock that are held by an entity as described below.

Mr. Adelson has sole dispositive control over the 65,845,040 shares of Common Stock that are directly owned by him.  Mr. Adelson has shared dispositive control over 12,566,710 shares of Common Stock that are held by an entity as described below.

Dr. Adelson beneficially owns an aggregate of 341,771,319 shares of Common Stock (approximately 42.4% of the Outstanding Common Stock).  Of these shares, (i) 85,973,066 shares are owned directly by Dr. Adelson, (ii) 100 shares are held by a family member of Dr. and Mr. Adelson, for which shares Dr. Adelson acts as custodian, (iii) 87,718,919 shares are held by the Remainder Trust, (iv) 87,718,918 shares are held by the Friends and Family Trust and (v) 80,360,316 shares are held by various entities as described below.

Dr. Adelson has sole voting control over 308,874,022 shares of Common Stock, of which (i) 85,973,066 shares are owned directly by Dr. Adelson, (ii) 100 shares are held by a family member of Dr. and Mr. Adelson, for which shares Dr. Adelson acts as custodian, (iii) 87,718,919 shares are held by the Remainder Trust, (iv) 87,718,918 shares are held by the Friends and Family Trust and (v) 47,463,019 shares are held by various entities as described below.  Dr. Adelson has shared voting control over 12,566,710 shares of Common Stock that are held by an entity as described below.

Dr. Adelson has sole dispositive power over 108,529,715 shares of Common Stock, of which (i) 85,973,066 shares are owned directly by Dr. Adelson, (ii) 100 shares are held by a family member of Dr. and Mr. Adelson, for which shares Dr. Adelson acts as custodian, and (iii) 22,556,549 shares are held by various entities as described below.  Dr. Adelson has shared dispositive control over 12,566,710 shares of Common Stock that are held by an entity as described below.

Mr. Adelson and Dr. Adelson are co-managers of a limited liability company for the benefit of members of the Adelson family, which directly owns 12,566,710 shares of Common Stock.  Mr. Adelson and Dr. Adelson share voting and dispositive control of these shares of Common Stock.

Mr. Chafetz is deemed to beneficially own an aggregate of 37,655,119 shares of Common Stock (approximately 4.7% of the Outstanding Common Stock).  Of these shares, (i) 38,650 shares are owned directly by Mr. Chafetz, (ii) 984 shares are unvested shares of restricted Common Stock owned directly by Mr. Chafetz, (iii) 39,970 shares are issuable upon the exercise of options owned directly by Mr. Chafetz that are exercisable currently and (iv) 37,575,515 shares are held by various entities as described below, with respect to which he is deemed to have a beneficial interest by virtue of the interest and authority granted to him under the trust instruments or organizational documents, as applicable.  Mr. Chafetz disclaims beneficial ownership of those shares of Common Stock not owned directly by him.

Mr. Chafetz has sole voting control over 26,029,287 shares, of which (i) 38,650 shares are owned directly by Mr. Chafetz, (ii) 984 shares are unvested shares of restricted Common Stock owned directly by Mr. Chafetz and (iii) 25,989,653 shares are held by various entities as described below.  Mr. Chafetz has shared voting control over 11,585,862 shares of Common Stock that are held by various entities as described below.

CUSIP No. 517834107	SCHEDULE 13D	Page 10 of 12

Mr. Chafetz has sole dispositive control over 5,736,379 shares, of which (i) 37,343 shares are owned directly by Mr. Chafetz, (ii) 39,970 shares are issuable upon the exercise of options owned directly by Mr. Chafetz that are exercisable currently and (iii) 5,659,066 shares are held by various entities as described below.  Mr. Chafetz has shared dispositive control over 11,585,862 shares of Common Stock that are held by various entities as described below.

Mr. Stein is deemed to beneficially own an aggregate of 18,384,951 shares of Common Stock (approximately 2.3% of the Outstanding Common Stock).  Of these shares, (i) 6,693 shares are owned directly by Mr. Stein and (ii) 18,378,258 shares are held by various entities as described below, with respect to which he is deemed to have a beneficial interest by virtue of the interest and authority granted to him under the trust instruments or organizational documents, as applicable.  Mr. Stein disclaims beneficial ownership of those shares of Common Stock not owned directly by him.

Mr. Stein has sole voting control over 5,014,998 shares, of which (i) 6,693 shares are owned directly by Mr. Stein and (ii) 5,008,305 shares are held by various entities as described below.  Mr. Stein has shared voting control over 13,369,953 shares of Common Stock that are held by various entities as described below.

Mr. Stein has sole dispositive control over the 6,693 shares that are directly owned by him.  Mr. Stein has shared dispositive control over 18,378,258 shares of Common Stock that are held by various entities as described below.

Dr. Adelson, Mr. Chafetz and Mr. Stein are co-trustees of the Remainder Trust.  The Remainder Trust directly owns 87,718,919 shares of Common Stock (approximately 10.9% of the Outstanding Common Stock).  A majority of the trustees share dispositive control over the shares of Common Stock owned by this trust.  Dr. Adelson has the authority to vote the shares of Common Stock owned by this trust.

Dr. Adelson, Mr. Chafetz and Mr. Stein are co-trustees of the Friends and Family Trust. The Friends and Family Trust directly owns 87,718,918 shares of Common Stock (approximately 10.9% of the Outstanding Common Stock).  A majority of the trustees share dispositive control over the shares of Common Stock owned by this trust.  Dr. Adelson has the authority to vote the shares of Common Stock owned by this trust.

Dr. Adelson, Mr. Chafetz and Mr. Stein are co-trustees of several other trusts for the benefit of members of the Adelson family.  These trusts directly own 45,237,057 shares of Common Stock.  A majority of the trustees share dispositive control over the shares of Common Stock owned by these trusts.  Dr. Adelson has the authority to vote the shares of Common Stock owned by these trusts.

Mr. Chafetz and Mr. Stein are co-trustees of several trusts for the benefit of members of the Adelson family.  These trusts directly own 11,585,862 shares of Common Stock.  Mr. Chafetz and Mr. Stein share dispositive control over the Common Stock owned by these trusts.  Mr. Chafetz and Mr. Stein share the authority to vote the shares of Common Stock owned by these trusts.

Dr. Adelson and Mr. Chafetz are co-trustees of a trust for the benefit of members of the Adelson family.  This trust directly owns 20,330,587 shares of Common Stock.  Dr. Adelson retains dispositive control over the shares of Common Stock owned by this trust.  Mr. Chafetz has the authority to vote the shares of Common Stock owned by this trust.

Mr. Chafetz is trustee of several trusts for the benefit of members of the Adelson family.  These trusts directly own 5,659,066 shares of Common Stock.  Mr. Chafetz has sole dispositive control over the Common Stock owned by these trusts.  Mr. Chafetz has the sole authority to vote the shares of Common Stock owned by these trusts.

Mr. Stein is a co-trustee, with either Stephen O’Connor (“Mr. O’Connor”) or Yasmin Lukatz (“Ms. Lukatz”) (each, an “Other Co-Trustee”), of several trusts for the benefit of members of the Adelson family.  These trusts directly own 5,442,396 shares of Common Stock. Mr. Stein shares dispositive control over 3,658,305 shares of Common Stock owned by these trusts with one of the Other Co-Trustees and shares dispositive control over

CUSIP No. 517834107	SCHEDULE 13D	Page 11 of 12

1,784,091 shares of Common Stock owned by these trusts with the other Other Co-Trustee. Mr. Stein has the authority to vote 3,658,305 shares of Common Stock owned by these trusts and shares the authority to vote 1,784,091 shares of Common Stock owned by these trusts with one of the Other Co-Trustees. Mr. Stein and Mr. O’Connor disclaim beneficial ownership of the Common Stock owned by these trusts.

Mr. Stein is a co-manager of a limited liability company for the benefit of members of the Adelson family, which directly owns 1,350,000 shares of Common Stock.  Mr. Stein and Ms. Lukatz, as co-managers, share dispositive control over these shares of Common Stock, and Mr. Stein has the authority to vote such shares.  Mr. Stein disclaims beneficial ownership of these shares of Common Stock.

The business address of the principal offices of the Other Co-Trustees is c/o Las Vegas Sands Corp., 3355 Las Vegas Boulevard South, Las Vegas, Nevada 89109.  The present principal occupation of Mr. O’Connor is chief financial officer for Interface Group-Massachusetts, LLC.  The present principal occupation of Ms. Lukatz is investor.  During the past five years, none of the Reporting Persons and the Other Co-Trustees have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  During the past five years, none of the Reporting Persons and the Other Co-Trustees have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding have been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.  Mr. O’Connor is a citizen of the United States.  Ms. Lukatz is a citizen of the United States and Israel.

(c)

The disclosure under Item 3 and Item 4 is incorporated by reference.

There have been no transactions in shares of Common Stock by the Reporting Persons within 60 days of the filing date of this Amendment to the Schedule 13D.

(d)

Except as set forth above, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities set forth above.

(e)

Not applicable.

Item 7.	Material to be Filed as Exhibits.

[Remainder of page intentionally blank]

CUSIP No. 517834107	SCHEDULE 13D	Page 12 of 12

The documents filed as exhibits in the Schedule 13D are hereby incorporated by reference herein.

Exhibit No.	Description

1
Joint Filing Agreement of Sheldon G. Adelson, Miriam Adelson, Irwin Chafetz, Timothy D. Stein, the General Trust under the Sheldon G. Adelson 2007 Remainder Trust and the General Trust under the Sheldon G. Adelson 2007 Friends and Family Trust.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 6, 2014

/s/ Sheldon G. Adelson	/s/ Miriam Adelson
SHELDON G. ADELSON	MIRIAM ADELSON

/s/ Irwin Chafetz	/s/ Timothy D. Stein
IRWIN CHAFETZ	TIMOTHY D. STEIN

THE GENERAL TRUST UNDER THE SHELDON G. ADELSON 2007 REMAINDER TRUST
THE GENERAL TRUST UNDER THE SHELDON G. ADELSON 2007 FRIENDS AND FAMILY TRUST

By:	/s/ Miriam Adelson	By:	/s/ Irwin Chafetz
Name:	Miriam Adelson	Name:	Irwin Chafetz
Title:	Trustee	Title:	Trustee

By:	/s/ Timothy D. Stein
Name:	Timothy D. Stein
Title:	Trustee

[Signature page to Amendment No. 5 to Schedule 13D]

Exhibit 1 to
Schedule 13D/A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of the Schedule 13D/A (and any further amendment filed by them) with respect to the common stock, par value $0.001 per share, of Las Vegas Sands Corp., a Nevada corporation.

Dated:  June 6, 2014

/s/ Sheldon G. Adelson	/s/ Miriam Adelson
SHELDON G. ADELSON	MIRIAM ADELSON

/s/ Irwin Chafetz	/s/ Timothy D. Stein
IRWIN CHAFETZ	TIMOTHY D. STEIN

THE GENERAL TRUST UNDER THE SHELDON G. ADELSON 2007 REMAINDER TRUST
THE GENERAL TRUST UNDER THE SHELDON G. ADELSON 2007 FRIENDS AND FAMILY TRUST

By:	/s/ Miriam Adelson	By:	/s/ Irwin Chafetz
Name:	Miriam Adelson	Name:	Irwin Chafetz
Title:	Trustee	Title:	Trustee

By:	/s/ Timothy D. Stein
Name:	Timothy D. Stein
Title:	Trustee

[Signature page to Schedule 13D/A Joint Filing Agreement]